AB 3/11

08028253

SEC Mail Processing Section
MAR 03 2008
Washington, DC 105

SECURITIES A.
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.B. Graham & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Katella, 2nd Floor
(No. and Street)

Orange, California 92867
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Graham 714-628-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.B. Graham & Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WILLIAM L. GRAHAM
Commission # 1621710
Notary Public - California
Orange County
My Comm. Expires Nov.14, 2009

Signature

PRESIDENT / C.E.O.
Title

William L. Graham
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2007

B.B. GRAHAM & COMPANY, INC.
1700 W. KATELLA, 2ND FLOOR
ORANGE, CALIFORNIA 92867

CONTENTS

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

I have audited the accompanying statement of financial condition of B.B. Graham & Company, Inc. (the Company) as of December 31, 2007 and related statements of income (loss), changes in shareholder's equity and cash flows, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2007 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
January 17, 2008

B.B. GRAHAM & COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Cash			
Checking		$	133,077
Money market			274,424
Total cash			407,501
Clearing brokers deposits			50,000
Commissions receivable			115,148
Other receivable - allowable			888
Other receivable - non allowable			6,855
Employee advances			6,800
Property and Equipment, at cost, net of accumulated depreciation of $39,637			--
TOTAL ASSETS		$	587,192

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES				
Accrued expenses			$	258,520
Commissions payable				137,954
Credit card payable				52,134
TOTAL LIABILITIES				448,608
SHAREHOLDER'S EQUITY				
Common stock, $.01 par value, 1,000,000 shares authorized; 10,000 shares outstanding	$	100		
Paid-in capital		434,900		
Retained earnings (deficit)		(296,416)		138,584
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY			$	587,192

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
STATEMENT OF INCOME (LOSS)
DECEMBER 31, 2007

REVENUES		
Commissions	$	719,157
Mutual funds		189,134
Insurance income		433,391
Interest income		13,371
Rent income		68,740
Other income		185,989
TOTAL REVENUES		1,609,782
OPERATING EXPENSES		
TOTAL OPERATING EXPENSES-SCHEDULE-PAGE 11		1,832,983
INCOME (LOSS) BEFORE TAX PROVISION		(223,201)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(224,001)

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	10,000	$ 100	$ 189,900	$ (72,415)	$ 117,585
Capital Contribution			245,000		245,000
Net (Loss)				(224,001)	(224,001)
Balance, December 31, 2007	10,000	$ 100	$ 434,900	$ (296,416)	$ 138,584

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2007

Cash Flows from Operating Activities:		
Net income (loss)	$	(224,001)
Depreciation and amortization		0
Changes in operating assets and liabilities:		
Commissions receivable		(91,548)
Other receivable - allowable		5,160
Other receivable - non allowable		(4,320)
Employee advances		(6,800)
Accrued expense		232,395
Commissions payable		114,598
Credit card payable		52,134
Net cash provided from operating activities		77,618
Cash Flows for Investing Activities:		--
Cash Flows from Financing Activities:		
Capital contribution		245,000
Net increase in cash		322,618
Cash at beginning of year		84,883
Cash at December 31, 2007	$	407,501

Supplemental Cash Flow Information		
Cash paid for interest	$	2,461
Cash paid for income tax	$	800

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

B.B. Graham & Company, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing brokers.

The Company has offices in Bakersfield, Beverly Hills, Lake Forest, Orange, Pasadena, Santa Ana and San Gabriel, California; Odessa, Texas; Framingham, Massachusetts; Jupiter, Florida; Vernon Hills, Illinois.

Property, Equipment and Depreciation – Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

NOTE 2 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

NOTE 3 - PROVISION FOR INCOME TAXES

The Company files its Federal tax return on the accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 0
State – Minimum tax	800
	$800

The Federal net operating loss (NOL) carried forward of approximately $30,000 can be carried forward to 2023 to 2026. The current NOL, fully reserved, at statutory rates is approximately $200,000. The State NOL can be carried forward from 2014 to 2015.

NOTE 4 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See pages 9 and 10 for the net capital computation

NOTE 5 - RELATED PARTY TRANSACTIONS

As noted above, the Company's sole shareholder purchased an office building and entered into a lease agreement to rent part of the building to the Company. The rent for the first six months was $7,000 per month and for the second six months was $5,000 per month, and an off site storage fee of $450 per month. The reduction in rent is due to less office space taken by the Company. For the year 2007 the rent and storage expense were $72,000 and $5,400 respectively.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 – CONTINGENCIES

A characteristic of the brokerage business is that customers' complaints often end up in arbitration before FINRA. In year 2007 the Company lost its arbitration case for a total amount of $243,377 which was paid in 2008. This amount is included in the accrued expenses payable in the balance sheet. There is an award judgment of approximately $80,000 that the Company will try to collect on in 2008. The award is issued to a co defendant, Mr. Walthall whom is also the broker involved in the lawsuit

NOTE 8 - EXEMPTION FROM THE SEC RULE 15C3-3

B.B. Graham & Company, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, B.B. Graham & Company, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

B.B. GRAHAM & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 138,584
Nonallowable assets - other receivables	13,655
Haircut - 2% on money market account	5,488
NET CAPITAL	$ 119,441

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 29,907
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 29,907
EXCESS CAPITAL	$ 89,534
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 74,580

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 448,608
Aggregate indebtedness to net capital	376%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited net capital	$ 120,050
Retained earnings	(607)
Rounding error	(2)
Audited Net Capital	$ 119,441

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
NON - ALLOWABLE ASSETS
DECEMBER 31, 2007

NON-ALLOWABLE ASSETS		
Other receivable - non-allowable	$	6,855
Employee advances		6,800
TOTAL NON-ALLOWABLE ASSETS		13,655
HAIRCUTS		
Money market - 2% haircut		5,488
TOTAL	$	19,143

See accompanying notes to financial statements.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended December 31, 2007 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 17, 2008

B.B. GRAHAM & COMPANY, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING EXPENSES

Arbitration settlement and fees	$	251,976
Clearing broker fees		155,750
Commissions		833,475
Due and subscriptions		4,600
Dispute resolution		11,008
Error expense		5,512
Insurance		12,404
Interest expense		2,461
Miscellaneous expenses		7,007
FINRA and SEC fees		37,958
Office expenses		8,641
Professional fees		164,351
Quote services		7,299
Rent & storage		77,400
Salaries and wages		169,164
Software		42,668
Taxes and licenses		18,943
Telephone		13,671
Travel & entertainment		8,695
TOTAL OPERATING EXPENSES	$	1,832,983

See accompanying notes to financial statements

PART II

B.B. GRAHAM & COMPANY, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

In planning and performing my audit of the financial statements of B.B. Graham & Company, Inc. (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 17, 2008

END